

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2024

Jenny Robertson
Chief Legal and Business Officer
Lexeo Therapeutics, Inc.
345 Park Avenue South , Floor 6
New York , New York , 10010

Re: Lexeo Therapeutics, Inc.
Registration Statement on Form S-1
Filed April 9, 2024
File No. 333-278566

Dear Jenny Robertson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Megan Baier